Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

September 19, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jenna Hough and Lilyanna Peyser

Re:	HomesToLife Ltd
Registration Statement on Form F-1
Filed August 22, 2024
File No. 333-281693

Dear Sirs:

On behalf of our client, HomesToLife Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated September 19, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “F-1”). Contemporaneously, we are filing an amendment No. 1 to the F-1 via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-1

Dilution, page 36

1.	Please update your net tangible book value to December 31, 2023, as well as the underlying calculated amounts presented in the dilution table.

Response: In response to the Staff’s comments, the Company has updated its net tangible book value to December 31, 2023, as well as the underlying calculated amounts presented in the dilution table, on page 36 of the Amendment No. 1.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

September 19, 2024 Page 2

Combined Financial Statements

Combined Statements of Operations, page F-4

2.	We reviewed the changes you made to correct the errors in your financial statements in response to prior comment 2. Please make arrangements with your auditor for them to revise their audit report to reference the error correction and the footnote that discusses it. Refer to paragraphs .09 and .16 of PCAOB AS 2820. Also, revise your financial statements to label them as restated and provide the disclosures required by ASC 250-10-50-7, including disclosing the nature of the errors and quantifying the effect of the error correction on income from operations.

Response: In response to the Staff’s comments, the Company’s auditor has revised their audit report to reference the error correction and the footnote that discusses it in the Amendment No. 1.

Exhibit 5.1

3.	Please revise to include counsel’s consent to be named in the Material Income Tax Considerations section of the prospectus.

Response: In response to the Staff’s comments, Ogier, the Company’s Cayman Islands counsel, has revised the Exhibit 5.1 of the Amendment No. 1.

Please call me at 212-407-4939 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Xiaoqin (Sherry) Li
Xiaoqin (Sherry) Li
Senior Counsel

cc: Chew Kwang Yong, Chief Financial Officer of HomesToLife Ltd